UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42727

HOTEL101 GLOBAL HOLDINGS CORP.
(Name of Registrant)

20 Cecil Street #04-03
Plus Building
Singapore 049705
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Exhibit Number	Description of Exhibit
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2025

HOTEL101 GLOBAL HOLDINGS CORP.

By:	/s/ Jacy Ryan Tan Chua
Name:	Jacy Ryan Tan Chua
Title:	Authorized Signatory

By:	/s/ Jose Roelph E. Desales
Name:	Jose Roelph E. Desales
Title:	Authorized Signatory

[Signature Page to Form 6-K]

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